K. Scott Grassmyer
Senior Vice President-Finance,
Chief Financial Officer and Controller

December 19, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Re:                             Oxford Industries, Inc.

Form 10-K for Fiscal Year Ended January 28, 2012

Filed March 30, 2012

Form 10-Q for Fiscal Quarter Ended July 28, 2012

Filed August 30, 2012

File No. 001-04365

Dear Ms. Jenkins:

We have received the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your letter dated November 21, 2012 (the “Comment Letter”) concerning the above-referenced filings (the “Filings”) made by Oxford Industries, Inc. (the “Company”) with the Commission.  In accordance with the Staff’s request, this letter includes each of the Staff’s comments from the Comment Letter and the Company’s response to each of the Staff’s comments.

Form 10-K for Fiscal Year Ended January 28, 2012
Business, page 5
Operating Groups, page 7

Staff’s Comment No. 1: We note your disclosure of comparable store sales throughout your Form 10-K and other periodic Exchange Act reports. In order to provide additional transparency of your operations, please disclose the following information for each of your major operating groups in future filings:

•                          a definition of what is considered a comparable store in your calculation of comparable store sales, including how you treat new stores, relocated stores, changes in the store square footage and stores that were closed during the period;

•                          clarify how you treat relocated stores and changes in the store square footage in your net sales per square foot disclosure; and

Oxford Industries, Inc.

999 Peachtree Street, N.E., Suite 688  Atlanta, Georgia 30309

phone: 404-653-1511 email: sgrassmyer@oxfordinc.com

•                          the amount of comparable store sales for each period (i.e. the change in sales from stores that were open for each of the fiscal years presented).

Please provide us with draft disclosure of your proposed revisions.

Response: In our future Form 10-K filings, we will include a definition of comparable store sales. A draft reflecting the scope of proposed additional disclosure is as follows:

“Comparable Store Sales

As part of our discussion of our operations, we often discuss comparable store sales. For purposes of our disclosures, we consider a comparable store to be a store that was owned and open as of the beginning of the prior fiscal year and which did not during the relevant periods, and is not within the current fiscal year scheduled to, have (1) a significant remodel resulting in the retail store being closed for an extended period of time, (2) a significant change in the size of the retail space due to expansion, reduction or relocation to a new retail space or (3) a relocation to a new retail space that was significantly different from the prior retail space. For those retail stores which are excluded from comparable stores based on the preceding sentence, we treat those stores as new store openings. Generally, a store that is remodeled will continue to be included in our comparable store metrics as a store is not typically closed for an extended period of time during a remodel. However, a store that is relocated generally will not be included in our comparable store metrics until the store has been open in the relocated space for the entirety of the prior fiscal year as the size or other characteristics of the store typically change significantly from the prior location. Additionally, any stores that were closed during the prior fiscal year or which we plan to close or vacate in the current fiscal year are excluded from the definition of comparable stores.

In our disclosures we often discuss full-price comparable store metrics, which exclude the impact of e-commerce, outlet store and restaurant sales. Thus, the comparable store metrics discussed by us will reflect comparable full-price stores only, unless specified otherwise.

Definitions and calculations of comparable store sales differ among companies in the retail industry, and therefore comparable store metrics disclosed by us may not be comparable to the metrics disclosed by other companies.”

To address the Staff’s comment about the treatment of relocated stores in our sales per square feet calculations, in future filings, we will specify where sales per square feet calculations are disclosed: “For relocated stores for which the square feet changed during the year, if any, we have included for the purposes of such calculation the square feet of the relocated store based on the weighted average month-end square feet for the relocated store.”

For purposes of disclosures of the amount of sales for comparable store sales for the periods presented please refer to our response to the Staff’s Comment No. 2 and the disclosure in Exhibit A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
Results of Operations, page 44

Staff’s Comment No. 2: Please revise your future filings to expand your discussion by operating group to quantify the underlying variances in revenues and expenses. For example, expand the discussion of Tommy Bahama revenue to quantify the amounts of increases in comparable store sales, new retail stores, e-commerce sales, wholesale and restaurant sales that contributed to the overall increase in sales for this operating group. Similar quantifications should be included for the expenses of this operating group. Please provide us with draft disclosure of your proposed revisions.

Response: Please see Exhibit A where, for purposes of illustrating proposed revisions to our prior disclosure in response to the Staff’s comment, we have provided a draft, revised copy of our Results of Operations (fiscal 2011 to fiscal 2010) from our fiscal 2011 Form 10-K, marked to show the changes from the actual disclosure in our fiscal 2011 Form 10-K.

Form 10-Q for Fiscal Quarter Ended July 28, 2012
Notes to Condensed Consolidated Financial Statements, page 8
Note 3 — Operating Group Information,  page 9

Staff’s Comment No. 3: We note you have recorded approximately $23.2 million in intangible assets related to your Ben Sherman operating group and test those assets annually for impairment. We also note that this group has experienced operating losses of $2.7 million in fiscal 2010, $2.5 million in fiscal 2011 and $4.2 million for the first half of fiscal 2012. Please provide us with the following:

•                          the nature and amounts of the individual intangible assets underlying the $23.2 million (e.g. trademarks, customer relationships, etc.) recorded for this operating group,

•                          the dates of testing these intangible assets each year,

•                          how you considered FASB ASC 350-30-35-18 with respect to this operating group’s performance to date and how this performance relates to the assumptions in your fiscal 2011 impairment testing model for these assets,

•                          the methods used to test these intangible assets, the underlying material assumptions (e.g. royalty rate, discount rate, long-term growth rate, cash flow projections, etc.), any changes in material assumptions between fiscal years (i.e. 2011 and 2010), and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: As of January 28, 2012, the Ben Sherman operating group held approximately $23.2 million in intangible assets, which consisted of an indefinite lived trademark totaling $22.2 million, a finite lived trademark totaling $0.7 million and customer relationships of $0.3 million. As of July 28, 2012, the $23.1 million of intangible assets in the Ben Sherman operating group consisted of an indefinite lived trademark totaling $22.2 million, a finite lived trademark totaling $0.6 million and customer relationships of $0.3 million. Both the finite lived trademark and the customer relationships are being amortized over the remaining useful lives of the assets.

As disclosed in note 1 to our consolidated financial statements for the year ended January 28, 2012 included in our fiscal 2011 Form 10-K, we perform an annual impairment evaluation of all of our intangible assets with indefinite lives, which includes the Ben Sherman operating group trademark, as of the first day of the fourth quarter of our fiscal year or more frequently if events or circumstances indicate that the intangible asset might be impaired.

For testing of the Ben Sherman trademark indefinite lived intangible asset, we perform a quantitative impairment test using the relief from royalty method, which is the same method used to value the trademark at its acquisition date in fiscal 2004. We assess the key assumptions used in the calculation each year. During the fourth quarter of fiscal 2011 and fiscal 2010, we performed our annual impairment analysis under the relief from royalty method using the following assumptions: (1) a royalty rate of 6%, which is supported by the existing royalty agreements that Ben Sherman has with third party licensees (all current agreements provide for royalty rates of 6% or higher) and a royalty rate which is consistent with other similar licensing agreements for other trademarks; (2) an income tax rate of 28%, which reflected the statutory tax rate in the United Kingdom where the trademark is held; (3) a discount rate of 13%, based on a market participant weighted average cost of capital (WACC) analysis; (4) a 3% perpetuity revenue growth rate based on our expectations of long-term growth opportunities for the Ben Sherman business, which is comparable to a long-term rate of inflation; and (5) sales and royalty projections for the Ben Sherman business for future periods, which were based on our detailed annual budgets approved by management. As described further below, we also considered the recent Ben Sherman operating losses in our impairment evaluation by performing certain sensitivity analyses.

For background, in connection with our annual impairment test in fiscal 2008, we recorded a $46.1 million impairment charge reducing the value of the Ben Sherman trademark to the amount currently recorded in our balance sheet, adjusted for the impact of foreign currency translation at each period end. This impairment charge reflected operating losses incurred in fiscal 2008 and planned sales decreases and operating losses for fiscal 2009 as well as our planned strategy to focus on the core parts of the Ben Sherman business and elevate the brand’s distribution in the United Kingdom. More specifically, the fiscal 2008 trademark valuation was based on the projected third party royalty income that could be generated by the Ben Sherman trademark using the 21%

discount rate, with no value attributable to the royalty relief for sales generated by our Ben Sherman apparel operations due to the historical and planned operating losses of the business, as a business with negative operating results would not be able to absorb payment of a royalty to a third party.

In addition to these factors which specifically impacted the Ben Sherman operating results and forecasts, another significant factor impacting the impairment analysis in fiscal 2008 was our determination that the discount rate used in the impairment analysis needed to reflect a higher company specific risk due to the market conditions and economic uncertainty as well as the significant short-term reduction in our stock price at the time of the 2008 impairment test. Based on these factors, we determined that an appropriate discount rate for the fiscal 2008 Ben Sherman trademark impairment analysis was 21%.

The forecasted operating results and high company specific risk that we included in our discount rate in fiscal 2008 resulted in not only impairing the Ben Sherman trademark by $46.1 million, but also writing off all goodwill associated with the Ben Sherman business.

Each annual impairment test performed subsequent to fiscal 2008 was a quantitative test using the relief from royalty method based on appropriate key assumptions for that specific period, as noted above. Our relief from royalty valuation model is based on a model used by third party valuation experts, and periodically we engage third party valuation experts to assist in the preparation of the valuation.  In addition to our annual quantitative test, we periodically perform certain sensitivity analyses on the Ben Sherman trademark, including the following: (1) the removal of any royalty savings impact of any of our Ben Sherman sales, which is consistent with our approach in fiscal 2008; and (2) the assumption that royalty income for all future periods into perpetuity will be flat with the lower of the most recent fiscal year or the following year’s budget.

After sensitizing the above assumptions (i.e., no royalty relief for our sales and no royalty income growth) for fiscal 2011, the valuation model would require a discount rate of 25% before the book value of the trademark would exceed the estimated fair value of the trademark. Alternatively, if we held the discount rate constant at 13%, the royalty income stream would have to decrease by 15% per year before the book value of the trademark would exceed the estimated fair value of the trademark.  We do not believe that a discount rate of 25% in the current environment or a decrease in royalty income of 15% per year over the long-term would be reasonable assumptions considering that (1) the royalty income stream is based on the sales of various licensees under individual license agreements, which typically have terms of three to five years, and (2) the royalty income earned for Ben Sherman has consistently been in the $5 million to $7 million range per year since its acquisition in 2004, with fiscal 2011 Ben Sherman royalty income totaling $6.8 million.

In accordance with ASC 350-30-35-18, on a quarterly basis we consider whether there have been any indicators of impairment related to our indefinite lived intangible assets as well as our finite lived intangible assets. In the event that indicators of impairment that would impact the valuation of the intangible asset are identified, we perform an impairment test for those assets at that time.

Although we planned fiscal 2012 operating losses for the Ben Sherman business that were considered in our fiscal 2011 impairment analysis, the operating results in fiscal 2012 have not met our expectations. In light of the operating results not meeting our expectations, we performed an additional sensitivity analysis using the latest forecasts of royalty income stream for fiscal 2012 and a 13% discount rate, which continues to yield a fair value well in excess of the book value of the Ben Sherman trademark. We believe an analysis which incorporates (1) the current royalty income stream, which provides substantially all of the value of the Ben Sherman trademark and has not deteriorated below levels projected during our fiscal 2008 impairment test, and (2) a discount rate that takes into consideration the current market environment (compared to the 21% discount rate used in fiscal 2008), results in the fair value of the Ben Sherman trademark exceeding its current book value despite operating losses in recent years.

Based on the procedures and circumstances described above which served as the basis for our impairment tests, we believe that the fair value of the intangible assets for Ben Sherman exceeded the book value at January 28, 2012 and at each quarter end in fiscal 2012. We note that beginning in the fourth quarter of fiscal 2012 we began implementing certain cost reduction initiatives, which we believe may significantly improve the operating results of the Ben Sherman business in the future.

In addition, taking into consideration the substantial cushion of the fair value above the carrying value of the indefinite lived trademark based on our most recent annual impairment test, we believe that our current disclosures of assumptions with respect to the fair value calculation of the indefinite lived trademark are appropriate.

***

The Company hereby acknowledges that:

•                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or concerns, please do not hesitate to contact me at (404) 653-1511.

Thank you for your assistance.

Very truly yours,

/s/ K. Scott Grassmyer

K. Scott Grassmyer

cc:        Suying Li

Brian Bhandari, Branch Chief

Exhibit A

RESULTS OF OPERATIONS

The following table sets forth the specified line items in our consolidated statements of earnings both in dollars (in thousands) and as a percentage of net sales. We have calculated all percentages based on actual data, but percentage columns may not add due to rounding. Individual line items of our consolidated statements of earnings may not be directly comparable to those of our competitors, as classification of certain expenses may vary by company. For purposes of the tables below, “NM” means not meaningful.

	Fiscal 2011		Fiscal 2010		Fiscal 2009
Net sales	$758,913	100.0%	$603,947	100.0%	$585,306	100.0%
Cost of goods sold	345,944	45.6%	276,540	45.8%	294,493	50.3%

Gross profit	412,969	54.4%	327,407	54.2%	290,813	49.7%
SG&A	358,582	47.2%	301,975	50.0%	283,706	48.5%
Change in fair value of contingent consideration	2,400	0.3%	200	0.0%	—	—
Royalties and other operating income	16,820	2.2%	15,430	2.6%	11,803	2.0%

Operating income	68,807	9.1%	40,662	6.7%	18,910	3.2%
Interest expense, net	16,266	2.1%	19,887	3.3%	18,710	3.2%
Loss on repurchase of senior secured notes	9,017	1.2%	—	—	1,759	0.3%

Earnings (loss) from continuing operations before income taxes	43,524	5.7%	20,775	3.4%	(1,559)	(0.3)%
Income taxes (benefit)	14,281	1.9%	4,540	0.8%	(2,945)	(0.5)%

Earnings from continuing operations	29,243	3.9%	16,235	2.7%	1,386	0.2%
Net earnings from discontinued operations, net of taxes	137	NM	62,423	NM	13,238	NM

Net earnings	$29,380	NM	$78,658	NM	$14,624	NM

FISCAL 2011 COMPARED TO FISCAL 2010

The discussion and tables below compare certain line items included in our statements of operations for fiscal 2011 to fiscal 2010. Each dollar and percentage change provided reflects the change between these periods unless indicated otherwise. Each dollar and share amount included in the tables is in thousands except for per share amounts.

Net Sales

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Tommy Bahama	$452,156	$398,510	$53,646	13.5%
Lilly Pulitzer	94,495	5,959	88,536	NM
Ben Sherman	91,435	86,920	4,515	5.2%
Lanier Clothes	108,771	103,733	5,038	4.9%
Corporate and Other	12,056	8,825	3,231	36.6%

Total net sales	$758,913	$603,947	$154,966	25.7%

Consolidated net sales increased $155.0 million, or 25.7%, in fiscal 2011 compared to fiscal 2010 primarily due to the net sales related to the Lilly Pulitzer business and the increase in net sales at Tommy Bahama, each as discussed below.

Tommy Bahama:

The $53.6 million increase in net sales for Tommy Bahama was primarily driven by increased direct to consumer sales resulting from (1) a low double digit increase in comparable full-price retail store sales, which increased by approximately $16.8 million to $166.7 million in fiscal 2011 compared to $149.8 million in fiscal 2010, (2) ~~and~~ sales at full-price and outlet retail stores opened during fiscal 2010 and fiscal 2011, which generated approximately $10.2 million of additional sales in fiscal 2011 compared to fiscal 2010, and (3) ~~as well as~~ an e-commerce sales increase of $12.8 million, which exceeded~~ing~~ 50% growth. Additionally, ~~W~~wholesale sales increased $7.9 million and restaurant sales and outlet store sales both~~also~~ increased modestly during fiscal 2011. Tommy Bahama unit sales increased 6.8% due to the higher volume in each distribution channel, and the average selling price per unit increased 7.4%, primarily as a result of the higher proportion of net sales from the direct to consumer channel of distribution and higher product sales prices generally as certain product cost increases were recovered from consumers. As of January 28, 2012, Tommy Bahama operated 96 retail stores compared to 89 retail stores as of January 29, 2011.

Lilly Pulitzer:

We acquired the Lilly Pulitzer brand and operations on December 21, 2010. Therefore, our consolidated operating results for the first 10 1 / 2 months of fiscal 2010 did not include any operating activities for Lilly Pulitzer. Net sales for Lilly Pulitzer for fiscal 2011 were $94.5 million. By way of comparison, the Lilly Pulitzer brand and operations generated $72.5 million of net sales during fiscal 2010, of which only $6.0 million was included in our consolidated operating results. The increase of $22.0 million in net sales from that generated by the Lilly Pulitzer brand in fiscal 2010 to Lilly Pulitzer’s sales in fiscal 2011 reflects increases in each channel of distribution, consisting of approximately a $9.6 million increase in wholesale sales, a $7.5 million increase in e-commerce sales and a $4.9 million increase in retail store sales. ~~The $94.5 million of net sales in fiscal 2011 reflects significant increases in each of the wholesale, retail and e-commerce channels of distribution.~~During fiscal 2011, we operated 16 full-price Lilly Pulitzer retail stores, compared to the operation of 19 full-price Lilly Pulitzer retail stores in fiscal 2010, with three of those 19 stores being closed prior to the start of fiscal 2011.

Ben Sherman:

Net sales for Ben Sherman in fiscal 2011 increased by approximately $4.5 million, or 5.2%, from fiscal 2010, primarily due to a $4.0 million increase in retail sales, with the majority of the increase in retail sales resulting from higher comparable full-price retail store sales and the remainder being increased sales at outlet stores and new full-price stores. The net sales for fiscal 2011 reflect an increase in the average selling price per unit of 17.3%%, which was partially offset by a decrease in unit volume of 10.4%. The increase in average selling price per unit was due to (1) our strategy to improve the wholesale distribution of the brand, (2) a greater proportion of Ben Sherman’s total sales being retail sales, which generally have higher selling prices, during fiscal 2011, (3) the favorable foreign currency translation impact of a 3.8% change in average exchange rates between the two periods and (4) the $2.0 million of net sales associated with the previously exited women’s and footwear businesses, much of which was sold at close out prices in fiscal 2010 with no such sales in fiscal 2011. The reduced unit volume was primarily the result of our continuing strategy to improve the wholesale distribution of the brand, as reduced unit sales to certain moderate department stores have not yet been replaced with sales to targeted upper tier retailers, as well as the lack of close out sales associated with our previously exited women’s and footwear businesses in fiscal 2011.

Lanier Clothes:

The increase in net sales for Lanier Clothes was primarily due to $5.9 million in increased net sales in branded tailored clothing products, which was partially offset by a $0.9 million decline in private label sales. The average selling price per unit increased 6.7% as a result of the change in sales mix as our branded tailored clothing products, which typically have a higher average selling price than our private label products, represented a greater percentage of net sales for Lanier Clothes in fiscal 2011. A decrease in unit sales of 1.7% was primarily driven by the decreased sales in the private label businesses, which was partially offset by an increase in unit sales of branded tailored clothing products.

Corporate and Other:

Corporate and Other net sales primarily consisted of the net sales of our Oxford Golf business and our Lyons, Georgia distribution center. The increase in the net sales for Corporate and Other was primarily driven by the higher net sales in our Oxford Golf business during fiscal 2011.

Gross Profit

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Gross profit	$412,969	$327,407	$85,562	26.1%
Gross margin (gross profit as a % of net sales)	54.4%	54.2%

LIFO charges included in gross profit	$5,772	$3,792
Charge related to write-up of acquired inventory included in gross profit	$996	$764

The increase in gross profit was primarily due to higher net sales, as discussed above. The increase in gross margins was primarily due to changes in the sales mix in fiscal 2011 compared to fiscal 2010. The changes in sales mix included (1) the inclusion of Lilly Pulitzer operating results for a full year in fiscal 2011, and (2) direct to consumer sales, which generally have higher gross margins than wholesale sales, making up a larger proportion of Tommy Bahama sales. These items, which positively impacted gross margins, were partially offset by the negative impact on our gross profit of (1) the net impact of LIFO accounting, which included $5.8 million of charges in fiscal 2011 compared to $3.8 million of charges in fiscal 2010, and (2) gross margin declines in Ben Sherman and Lanier Clothes in fiscal 2011. The $1.0 million and $0.8 million in fiscal 2011 and fiscal 2010, respectively, of charges to cost of goods sold in Lilly Pulitzer resulted from the write-up of acquired inventory to fair value pursuant to the purchase method of accounting in connection with the sale of acquired inventory. We do not anticipate there will be any such charges to cost of goods sold in Lilly Pulitzer in future years. Our gross profit may not be directly comparable to those of our competitors, as statement of operations classification of certain expenses may vary by company.

SG&A

	Fiscal 2011	Fiscal 2010	$ Change	% Change
SG&A	$358,582	$301,975	$56,607	18.7%
SG&A (as % of net sales)	47.2%	50.0%
Life insurance death benefit gain	$(1,155)
Restructuring and other charges	—	$3,212
Acquisition transaction costs	—	$848
Environmental reserve reduction	—	$(2,242)

The increase in SG&A was primarily due to fiscal 2011 including (1) $40.6 million of SG&A associated with Lilly Pulitzer, compared to approximately $3.2 million in fiscal 2010, (2) the incremental SG&A of approximately $4.7 million associated with the costs of operating Tommy Bahama retail stores which opened during fiscal 2010 and fiscal 2011, (3) certain infrastructure and other costs related to the Tommy Bahama international expansion totaling approximately $3.6 million and (4) the net impact of certain retail store asset impairments offset by any associated write-offs of deferred rent credits associated with the impaired assets that were closed or are anticipated to be closed totaling approximately $1.2 million. These increases were partially offset by the death benefit of a corporate owned life insurance policy of approximately $1.2 million in fiscal 2011. In fiscal 2010, SG&A was impacted by $3.2 million of restructuring charges in Ben Sherman, $0.8 million of transaction costs associated with the Lilly Pulitzer acquisition and a $2.2 million reduction of an environmental reserve liability. SG&A as a percentage of net sales benefitted from leveraging, as our net sales increased at a greater rate than the increase in SG&A, as certain SG&A costs do not fluctuate with sales levels.

Amortization of intangible assets, which is included in SG&A and totaled approximately $1.2 million and $1.0 million in fiscal 2011 and fiscal 2010, respectively, reflects the amortization of acquired intangible assets for Tommy Bahama, Lilly Pulitzer and Ben Sherman. We anticipate that amortization of intangible assets for fiscal 2012 will be approximately $0.9 million.

Change in fair value of contingent consideration

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Change in fair value of contingent consideration	$2,400	$200	$2,200	NM

In connection with the acquisition of the Lilly Pulitzer brand and operations, we entered into a contingent consideration agreement with the sellers, whereby we will be obligated to pay certain contingent consideration amounts based on the achievement of certain performance criteria by our Lilly Pulitzer operating group, which may be as much as $20 million in the aggregate over the four years subsequent to the acquisition. In accordance with U.S. GAAP, we have recognized a liability in our consolidated balance sheets for the fair value of this liability. This liability increases in fair value as we approach the date of anticipated payment, resulting in a charge to our consolidated statements of earnings during that period. Thus, the amounts reflected in our statements of earnings reflect the change in fair value of the contingent consideration obligations. Prior to the acquisition of the Lilly Pulitzer brand and operations, we did not have any contingent consideration arrangements requiring adjustment to fair value. The increase in change in fair value of contingent consideration was due to fiscal 2011 including a full year, whereas, fiscal 2010 only included a six week period. We anticipate that the change in contingent consideration for fiscal 2012 will be approximately $2.4 million; however, that amount could change significantly depending upon whether there are any changes to our assumptions about the probability of payment of the contingent consideration, appropriate discount rate or other factors.

Royalties and other operating income

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Royalties and other operating income	$16,820	$15,430	$1,390	9.0%

The increase in royalties and other operating income was primarily due to the royalty income associated with the recently acquired Lilly Pulitzer business as well as increased royalty income in Ben Sherman and Tommy Bahama.

Operating income (loss)

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Tommy Bahama	$64,171	$51,081	$13,090	25.6%
Lilly Pulitzer	14,278	(372)	14,650	NM
Ben Sherman	(2,535)	(2,664)	129	(4.8)%
Lanier Clothes	12,862	14,316	(1,454)	(10.2)%
Corporate and Other	(19,969)	(21,699)	1,730	8.0%

Total operating income	$68,807	$40,662	$28,145	69.2%

LIFO charges included in operating income	$5,772	$3,792
Charge related to write-up of acquired inventory included in operating income	$996	$764
Charge for increase in fair value of contingent consideration included in operating income	$2,400	$200
Life insurance death benefit gain	$(1,155)	$—
Restructuring charges included in operating income	—	$3,212
Acquisition transaction costs included in operating income	—	$848
Environmental reserve reduction included in operating income	—	$(2,242)

Operating income, on a consolidated basis, increased to $68.8 million in fiscal 2011 from $40.7 million in fiscal 2010. The $28.1 million increase in operating income was primarily due to (1) the inclusion of a full year of operating income for Lilly Pulitzer including charges related to the write-up of acquired inventory and increase in the fair value of contingent consideration, (2) higher net sales and improved operating results in Tommy Bahama, (3) the impact on Corporate and Other in fiscal 2011 of an approximately $1.2 million gain associated with a corporate owned life insurance death benefit and (4) fiscal 2010 including the net impact of $3.2 million of restructuring charges, $0.8 million of acquisition transaction costs and a $2.2 million reduction of an environmental reserve liability. These positive items were partially offset by (1) the net $2.0 million impact of LIFO accounting charges and (2) lower operating results in Ben Sherman and Lanier Clothes resulting from competitive factors and product cost increases. Changes in operating income by operating group are discussed below.

Tommy Bahama:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$452,156	$398,510	$53,646	13.5%
Operating income	$64,171	$51,081	$13,090	25.6%
Operating income as % of net sales	14.2%	12.8%

The increase in operating income for Tommy Bahama was primarily due to the increased net sales. The increased sales were partially offset by (1) increased SG&A of approximately $4.7 million associated with the cost of operating additional retail stores during fiscal 2011, (2) $3.6 million of ~~certain~~ costs associated with Tommy Bahama’s international expansion, and (3) the approximately $1.2 million net impact of certain retail store impairments offset by any associated write-offs of deferred rent credits associated with retail stores that were closed or anticipated to be closed.

Lilly Pulitzer:

	Fiscal 2011	Fiscal 2010
Net sales	$94,495	$5,959
Operating income (loss)	$14,278	$(372)
Operating income (loss) as % of net sales	15.1%	(6.2)%

Charge related to write-up of acquired inventory included in operating income (loss)	$996	$764
Charge for increase in fair value of contingent consideration included in operating income (loss)	$2,400	$200

We acquired the Lilly Pulitzer brand and operations on December 21, 2010. Therefore, there was less than two months of operating income for Lilly Pulitzer included in our consolidated operating results in fiscal 2010. The operating results for fiscal 2011 reflect a significant increase in operating income from the prior year comparable period, which were not included in our consolidated operating results, due to an increase in sales in all channels of distribution, as discussed above. The fiscal 2011 operating results were negatively impacted by approximately $1.0 million of charges in the first quarter to cost of goods sold resulting from the write-up of acquired inventory to fair value pursuant to the purchase method of accounting in connection with the sale of acquired inventory. U.S. GAAP requires that all assets acquired as part of an acquisition, including inventory, be recorded at fair value, rather than its original cost. This write-up was recognized as an increase to cost of goods sold as the inventory is sold in the ordinary course of business. We do not anticipate that there will be any such charges to cost of goods sold in future periods. Additionally, the Lilly Pulitzer operating results for fiscal 2011 included a $2.4 million charge related to the change in the fair value of contingent consideration, as discussed above.

Ben Sherman:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$91,435	$86,920	$4,515	5.2%
Operating loss	$(2,535)	$(2,664)	$129	4.8%
Operating loss as % of net sales	(2.8)%	(3.1)%
Restructuring charges included in operating loss	—	$3,212

The operating loss for Ben Sherman was comparable for fiscal 2011 and fiscal 2010. The impact of higher sales as discussed above as well as lower SG&A were offset by gross margin erosion. The gross margin erosion for Ben Sherman primarily reflects higher product costs, which in most cases were not passed on to Ben Sherman customers. The lower SG&A in fiscal 2011 was primarily due to fiscal 2010 including $3.2 million of restructuring charges.

Lanier Clothes:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$108,771	$103,733	$5,038	4.9%
Operating income	$12,862	$14,316	$(1,454)	(10.2)%
Operating income as % of net sales	11.8%	13.8%

The decrease in operating income for Lanier Clothes, despite higher sales levels, was primarily the result of gross margin pressures and increased SG&A, including higher royalty and advertising expenses as a result of the higher branded sales, during fiscal 2011.

Corporate and Other:

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Net sales	$12,056	$8,825	$3,231	36.6%
Operating loss	$(19,969)	$(21,699)	$1,730	8.0%

LIFO charges included in operating loss	$5,772	$3,792
Life insurance death benefit gain included in operating loss	$(1,155)	$—
Acquisition transaction costs included in operating loss	—	$848
Environmental reserve reduction included in operating loss	—	$(2,242)

The Corporate and Other operating results improved by $1.7 million from a loss of $21.7 million in fiscal 2010 to a loss of $20.0 million in fiscal 2011. The improved operating results for fiscal 2011 were primarily due to (1) $1.8 million of ~~lower employee compensation costs, (2)~~ transition services fee income related to our former Oxford Apparel operating group, which was sold in the fourth quarter of fiscal 2010, (2) $1.5 million lower employee compensation costs in fiscal 2011 and (3) the $1.2 million death benefit from a corporate owned life insurance policy. These improved operating results were partially offset by the net $2.0 million impact of LIFO accounting charges between the two years. Fiscal 2010 Corporate and Other operating loss included the net impact of the $2.2 million reduction in an environmental reserve liability and $0.8 million of transaction costs associated with the Lilly Pulitzer acquisition.

Interest expense, net

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Interest expense, net	$16,266	$19,887	$(3,621)	(18.2)%

Interest expense for fiscal 2011 decreased due to the reduction in debt levels as a result of our repurchase of $45.0 million in aggregate principal amount of our 11 3 / 8 % Senior Secured Notes during fiscal 2011. Interest expense for both periods primarily reflects (1) interest incurred with respect to our outstanding 11 3 / 8 % Senior Secured Notes, (2) amortization of deferred financing costs associated with our outstanding 11 3 / 8 % Senior Secured Notes and our U.S. Revolving Credit Agreement and (3) interest associated with our U.K. Revolving Credit Agreement. Amortization of deferred financing costs, which is included in interest expense, net was $1.7 million and $2.0 million in fiscal 2011 and fiscal 2010, respectively, with the decrease in amortization of deferred financing costs also primarily being related to the repurchase of $45.0 million of our 11 3 / 8 % Senior Secured Notes. As we repurchased $45.0 million in aggregate principal amount of our 11 3 / 8 % Senior Secured Notes in fiscal 2011, interest expense for fiscal 2011 may not indicative of interest expense in future periods.

Loss on repurchase of senior secured notes

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Loss on repurchase of senior secured notes	$9,017	$—	$9,017	NM

In fiscal 2011, we repurchased, in privately negotiated transactions, $45.0 million in aggregate principal amount of our 11 3 / 8 % Senior Secured Notes for $52.2 million, plus accrued interest, using cash on hand. The repurchase of the 11 3 / 8 % Senior Secured Notes and related write-off of approximately $1.8 million of unamortized deferred financing costs and discount resulted in a loss on repurchase of senior secured notes of approximately $9.0 million.

Income taxes

	Fiscal 2011	Fiscal 2010	$ Change	% Change
Income taxes	$14,281	$4,540	$9,741	214.6%
Effective tax rate	32.8%	21.9%

Income tax expense for fiscal 2011 increased compared to fiscal 2010, primarily due to higher earnings in fiscal 2011 as well as an increase in the effective tax rate. Income taxes for both periods were impacted by certain discrete items, including a decrease in income tax contingency reserves upon the expiration of the corresponding statute of limitations, favorable permanent differences and tax credits which do not necessarily fluctuate with earnings, and net changes in the value of deferred tax assets and liabilities due to changes in enacted tax rates. The impact of these discrete items on the effective tax rate was much more significant in fiscal 2010 due to the lower earnings level in fiscal 2010 and their magnitude. We anticipate that the effective tax rate, before the impact of any discrete items, for future periods will be higher than the effective tax rate for fiscal 2011 or fiscal 2010 if our earnings levels increase as the incremental earnings will be taxed at rates more closely aligned with statutory tax rates.

Net earnings

	Fiscal 2011	Fiscal 2010
Earnings from continuing operations	$29,243	$16,235
Earnings from continuing operations per diluted common share	$1.77	$0.98

Earnings from discontinued operations, net of taxes	$137	$62,423
Earnings from discontinued operations, net of taxes, per diluted common share	$0.01	$3.77

Net earnings	$29,380	$78,658
Net earnings per diluted common share	$1.78	$4.75

Weighted average common shares outstanding-diluted	16,529	16,551

The increase in earnings from continuing operations was primarily due to the inclusion of the Lilly Pulitzer operating results, higher operating income in our Tommy Bahama operating group and lower interest expense, partially offset by the $9.0 million loss on repurchase of $45.0 million of our 11 3 / 8 % Senior Secured Notes, as discussed above.

Earnings from discontinued operations reflect the operations related to substantially all of our former Oxford Apparel operating group, which we sold in the fourth quarter of fiscal 2010. The operating results of the discontinued operations reflect substantially all of the normal operating activities of our former Oxford Apparel operating group in the first eleven months of fiscal 2010 as well as the gain on sale in fiscal 2010. However, the fiscal 2011 earnings from discontinued operations reflect certain wind-down and transition activities and an adjustment to the gain on sale upon finalization of the working capital adjustment in fiscal 2011. We do not anticipate significant operating income (loss) or cash flows associated with discontinued operations subsequent to fiscal 2011.